Bridgewell Preferred Income Fund, LP

2400 E. Colonial Drive, Suite 200

Orlando, FL 32801

January 15, 2020

Mr. Jonathan Burr

United States Securities Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Bridgewell Preferred Income, LP (the “Company”)
Post Qualification to Form 1-A Filed on October 2, 2019 File No. 024-10687

Mr. Burr:

On behalf of the Company, I respectfully request for a withdrawal of the qualification request on a prior letter dated January 14, 2020, indicating that the offering statement be declared qualified on January 14, 2020.

Instead, on behalf of the Company, I respectfully request for the offering statement be accelerated and that the offering statement be declared qualified on January 17, 2020, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/ John Parrett

John Parrett

Manager of Preferred Income Manager, LLC,

Manager of Bridgewell Preferred Income Fund, LP